Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

New Pacific Metals Corp. (the “Company”)
Suite 1750 - 1066 West Hastings Street
Vancouver, British Columbia, Canada, V6E 3X1

Item 2.	Date of the Material Change

November 22, 2022

Item 3.	News Release

A news release announcing the material change referred to in this report was through Cision and subsequently filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Changes

The Company announced the filing of a technical report entitled “Carangas Project Technical Report” with an effective date of June 16, 2022 prepared by Donald J. Birak, SME, AusIMM Fellow, a Qualified Person as defined by National Instrument 43-101.

Item 5.	Full Description of Material Change

The Company announced the filing of a technical report entitled “Carangas Project Technical Report” with an effective date of June 16, 2022 (the “Technical Report”) prepared by Donald J. Birak, SME, AusIMM Fellow, a Qualified Person as defined by National Instrument 43-101.

The Technical Report was prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Jalen Yuan, CFO
Telephone: 604-669-9397- ext. 227
Info@newpacificmetals.com
www.newpacificmetals.com

Item 9	Date of Report

December 2, 2022